

16012250

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 67576

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Drexel Hamilton, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Market Street, Suite 780
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Lindh — (215) 988-9188
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

Two Logan Square, Suite 2001	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen M. Lindh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Colleen M. Lindh 2/26/16
Signature

CCO / FINOP
Title

Maria Bowdren 2/26/16
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARIA BOWDREN, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2015

DREXEL HAMILTON, LLC

TABLE OF CONTENTS

December 31, 2015

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Drexel Hamilton, LLC

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the "Company"), as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Drexel Hamilton, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Drexel Hamilton, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Drexel Hamilton, LLC's financial statements. The supplementary information is the responsibility of Drexel Hamilton, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 26, 2016

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	1,872,657
Receivable from clearing organizations		5,384,595
Receivables from customers		143,156
Receivables from non-customers		421,057
Property and equipment, net		296,549
Other assets		439,521
Total assets	$	8,557,535

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	4,098,306
Income tax payable		457,943
Deferred tax liability		51,059
Total liabilities		4,607,308
SUBORDINATED BORROWINGS		2,475,000
MEMBER'S EQUITY		1,475,227
Total liabilities and member's equity	$	8,557,535

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF INCOME

Year ended December 31, 2015

REVENUE	
Commissions	$ 4,756,486
Gains on trading accounts	1,934,974
Capital market & banking	13,763,797
Municipals (tax free)	3,248,988
Other revenue	571,842
Total revenue	24,276,087
EXPENSES	
Salary and salary-related expenses	15,416,613
Occupancy	1,112,744
Professional fees	490,284
Commission and clearing	1,310,676
Trade support	1,398,614
Regulatory fees	187,354
Interest expense	415,489
Other expenses	2,080,508
Total expenses	22,412,282
Income before income tax expense	1,863,805
Income tax expense	834,626
NET INCOME	$ 1,029,179

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Year ended December 31, 2015

Subordinated borrowings at January 1, 2015	$ 2,453,000
Increases:	2,022,000
Decreases:	(2,000,000)
Subordinated borrowings at December 31, 2015	$ 2,475,000

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2015

BALANCE, January 1, 2015	$ 644,651
Distributions	(198,603)
Net income	1,029,179
BALANCE, December 31, 2015	$ 1,475,227

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,029,179
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	125,796
Deferred taxes	(32,716)
(Increase) decrease in	
Other assets	37,681
Receivable from clearing organizations	(2,575,943)
Receivables from customers and non-customers	(99,785)
Other investments	78,000
Increase (decrease) in	
Accounts payable, accrued expenses and other liabilities	1,936,570
Income tax payable	310,958
Net cash provided by operating activities	809,740
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(51,607)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(198,603)
Proceeds from subordinated borrowings	2,022,000
Repayments of subordinated borrowings	(2,000,000)
Net cash used for financing activities	(176,603)
Net increase in cash	581,530
CASH	
Beginning of year	1,291,127
End of year	$ 1,872,657
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 396,926
Taxes paid	$ 396,000

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the ***"Company"***), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the ***"SEC"***) and licensed by the Financial Industry Regulatory Authority (***"FINRA"***). The Company is owned by Drexel Hamilton Financial, Inc., the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through two clearing organizations on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Revenue Recognition

Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Advisory and underwriting fees are recognized as earned on a pro rata basis over the term of the contract.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5-7 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a limited liability company (LLC) and a wholly-owned subsidiary of Drexel Hamilton Financial, Inc. (C-Corporation).

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax position using the accounting standard on accounting for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

(2) RECEIVABLE SOLD WITHOUT RECOURSE

The Company has sold accounts receivable without recourse to a financing company. The financing company retains portions of the proceeds from the receivable sales as reserves, which are released to the Company as the accounts are repaid. The outstanding reserve balance with the financing company at December 31, 2015 was $421,057.

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Property and equipment	$ 769,373
Less: accumulated depreciation and amortization	(472,824)
Property and equipment, net	$ 296,549

Depreciation and amortization expense totaled $125,796, for the year ended December 31, 2015.

(4) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2015 are as follows:

Subordinated note, 5.25%, due March 25, 2016	$ 1,750,000
Subordinated note to related party, 6%, due August 31, 2018	625,000
Subordinated note, 6%, due April 29, 2016	100,000
	$ 2,475,000

In July 2015 a municipal bond used to collateralize the Secured Demand Note for $78,000 matured leaving the principal amount of $100,000 on deposit. In August 2015 the Company entered into a new Subordinated Loan Agreement in the amount of $625,000, which replaced the existing Subordinated Loan in the amount of $525,000 and the Secured Demand Note in the amount of $78,000.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $2,475,000.

(5) OFF-BALANCE SHEET RISK

Pursuant to clearing agreements the Company introduces all of its securities transactions to two clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. As of December 31, 2015 the Company has total cash deposits with clearing organizations in the amount of $100,000.

(6) COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

Operating Leases

The Company leases office space throughout the United States, under separate lease agreements expiring through March, 2021. Future minimum payments under these leases are $637,811 in 2016, $429,598 in 2017, $402,732 in 2018 through 2020 and $100,683 thereafter. Rent expense for the year ended December 31, 2015 was $607,702.

(7) EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,778,780, which was $2,477,268 in excess of its required net capital of $301,512.

(9) INCOME TAXES

The provision for income taxes for the year ended December 31, 2015 consists of the following:

Current		
Federal	$	551,497
State		159,337
Local		156,508
		867,342
Deferred		
Federal		(32,716)
Total	$	834,626

Deferred tax assets and liabilities at December 31, 2015 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes of the following:

Liabilities		
Property and equipment	$	51,059
Deferred tax liability	$	51,059

The following is a reconciliation of income tax expense at the U.S. statutory rate and the Company's effective rate for the year ended December 31, 2015:

Tax at statutory rate of 34%	$	633,693
State income taxes		159,337
Effect of graduated federal rates, non-deductible expenses and other, net		41,596
Tax at Company's effective rate	$	834,626

The Company is treated as a disregarded entity for tax purposes and is included in the tax return of its parent. Income tax expense in the Company's income statement has been allocated on a pro-rata basis based on its income.

(10) RELATED PARTY TRANSACTIONS

The Company entered into a consulting agreement with a member of the board. Total compensation of $140,000 was paid through December 31, 2015.

(11) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 26, 2016. No material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in our current period financial statements.

SUPPLEMENTARY INFORMATION

DREXEL HAMILTON, LLC

Schedule I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2015

Member's equity	$	1,475,227
Add: Liabilities subordinated to claims of general creditors		2,475,000
Total capital and allowable subordinated liabilities		3,950,227
Non-allowable assets		
Property & Equipment		296,549
Other assets		351,831
Receivable from customers		102,010
Receivable from non-customers		421,057
Total non-allowable assets		1,171,447
Net capital	$	2,778,780
Aggregate Indebtedness		
Items included in Statement of Financial Condition:		
Accounts payable, accrued expenses, and other liabilities[1]	$	4,064,744
Income tax payable		457,943
Total Aggregate Indebtedness	$	4,522,687
Computation of Basic Net Capital Requirements		
Minimum Net Capital Requirement	$	301,512
Excess Net Capital at 1500%	$	2,477,268
Excess Net Capital at 1000%	$	2,326,511
Ratio: Aggregate Indebtedness to Net Capital		1.63 to 1

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

[1]Exclusive of accrued subordinated loan interest and deferred income.

DREXEL HAMILTON, LLC

Schedule II & III – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 and INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3.

December 31, 2015

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Drexel Hamilton, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Drexel Hamilton, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Drexel Hamilton, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and Drexel Hamilton, LLC stated that Drexel Hamilton, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Drexel Hamilton, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Drexel Hamilton, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 26, 2016

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com



DREXEL HAMILTON EXEMPTION REPORT

Drexel Hamilton, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-c(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-c(k)(2)(ii) throughout the most recent fiscal year without exception.

____

Drexel Hamilton, LLC

I, Colleen Lindh, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: __________________________

Title: CCO/FINOP

Date: February 26, 2016

DREXEL HAMILTON, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2015

WITH INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17A-5

DREXEL HAMILTON, LLC

TABLE OF CONTENTS

December 31, 2015

withum
AUDIT TAX ADVISORY

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Drexel Hamilton, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Drexel Hamilton, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

withum

AUDIT TAX ADVISORY

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 26, 2016

DREXEL HAMILTON, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2015

General assessment		$ 56,331
Less payments made:		
SIPC-6: July 24, 2015	$ 33,506	
SIPC-7: February 9, 2016	22,825	
		56,331
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (FOCUS Line 12/Part IIA Line 9)		$ 24,276,087
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		$ 24,276,087
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(1,310,676)
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		(111,740)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above	$ 321,403	
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)	-	
		(321,403)
Total deductions		(1,743,819)
SIPC net operating revenues		$ 22,532,268
General assessment @ .0025		$ 56,331